

Mail Stop 4561

January 14, 2016

Charles A. Mathis
Chief Financial Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

> **Re: ScanSource, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed August 27, 2015**
> **File No. 000-26926**

Dear Mr. Mathis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended June 30, 2015 and 2014

Worldwide Communications and Services, page 28

1.   We note that net sales increased $265.8 million compared to the prior fiscal year and that such increase "is primarily due to the inclusion of Imago ScanSource ('Imago') and Network1 sales, which [you] acquired in September 2014 and January 2015, respectively." We further note that in recent earnings calls you have quantified year-over-year sales variances in constant currency excluding acquisitions. However, you have not quantified the impact that the acquired businesses had on net sales in your MD&A. Please tell us what consideration was given to disclosing the relative

contribution that acquired businesses have had on the increase in net sales as compared to other factors cited in your disclosures. We also note that in your discussion of the increase in SG&A expenses for the same time period, you identify two sources, including increased SG&A from the recent acquisitions, to which the overall SG&A increase is "primarily" attributable. Please advise what consideration you gave to quantifying the driving factors (as well as quantifying offsetting amounts) for the change in this line item. We refer you to Section III.D of SEC Release No. 33-6835.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (1) Business and Summary of Significant Accounting Policies

Goodwill, page 56

2.   We note you previously had seven reporting units and that during fiscal year 2015 you reorganized your reporting units and concluded that recognizing reporting units at the segment level was appropriate. Please provide us with your analysis that supports this change. We also note your disclosure that the new structure is more representative of how the business is managed; however, disclosures throughout your filing indicate that there are several business units within each operating segment. Please tell us how these business units were considered in your analysis. We refer you to ASC 350-20-35-33 through 38 and the implementation guidance in ASC 350-20-55-6 through 8.

Note (5) Acquisitions, page 61

3.   We note your disclosure indicating that you have not provided pro forma results of operations for Imago and Network1 because the results of the acquisitions were not considered material to your consolidated results. However, based on your disclosures in MD&A, it would appear that these acquisitions had a significant impact on the current year's revenues and certain expense items. Please explain to us how you concluded that the results of Imago and Network1 were not material. We refer you to ASC 805-10-50-2(h)(3).

Note (14) Segment Information, page 81

4.   We note that you have two reportable segments: Worldwide Barcode & Security and Worldwide Communications & Services. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

- Describe the company's internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

- Identify the company's chief operating decision maker or makers ("CODM") and describe the basis for this determination;
- Identify the individuals that report directly to the CODM;
- Identify each of the business units, the business unit managers and describe their responsibilities;
- Describe how budgets are developed and resources are allocated throughout your organization;
- Describe how performance of the business units is evaluated;
- Describe how performance of the business unit managers is evaluated, including consideration of bonuses; and
- Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

5.   We note your disclosure of sales and property and equipment, net for "North America." Please tell us what consideration was given to ASC 280-10-50-41, which requires you to disclose revenues and long-lived assets for the United States, your country of domicile. Consider also in this regard Item 101(d)(1)-(2) of Regulation S-K as it relates to your Business disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services